UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

(Translation of registrant’s name into English)

93 Jianguo Road, No. 6 Building,

11th Floor

Chaoyang District, Beijing, People’s Republic of China 100020

Telephone: +86 010-5820389

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 18, 2020, Ms. Sheve Li Tay and Mr. Hong Huang tendered their resignations as independent directors of China Internet Nationwide Financial Services, Inc. (the “Company”) with immediate effect. Both Messrs Tay and Huang cited personal reasons for their resignations and confirmed that their resignations were not a result of any disagreement with the Company’s policies or practices. The Board of Directors (the “Board”) of the Company accepted their resignations with effect from April 18, 2020.

On April 20, 2020, the Board appointed Mr. Hong Chen and Ms. Xiaoyue Zhang as new independent directors to replace them. The Board also appointed all of the Company’s three independent directors to the following committees:

Audit Committee

Mr Ming Yi (Martin) (Chairman)

Mr. Hong Chen

Ms. Xiaoyue Zhang

Compensation Committee

Mr. Hong Chen (Chairman)

Mr. Ming Yi (Martin)

Ms Xiaoyue Zhang

Nominating and Corporate Governance Committee

Ms. Xiaoyue Zhang (Chairwoman)

Mr. Ming Yi (Martin)

Mr. Hong Chen

Mr. Chen, age 51, has held many key positions in technology and investment companies. He has extensive experiences in corporate management and investment and is well-versed in the capital markets of China and Hong Kong. Mr. Chen was the Chief Executive Officer of Shenzhen Chenrun Investment Company from 1998 – 2002 and Peking University Business Network from 2002 - 2008. From 2008-2014, he was the Chairman of Hong Kong-listed China Internet Education Group and has been the Chairman of Grand Cartel Securities Co., Ltd from 2014 through present day. He was a member of the first graduating class of Guanghua School of Management’s MBA program, Peking University and apprentice to Professor Cao Fengqi, a well-known Chinese financial expert.

Ms. Zhang, age 31, is a small business owner with 5 years’ experience in digital marketing, marketing communications, branding, public relations, advertising and search engine optimization. Ms. Zhang ran and operated her own e-commerce online store from 2014-2016. She was a market coordinator for CheersYou International Education Consulting Inc. from 2016 – 2017 and has been a partner of CARA Vision LLC, a company involved in B2B/B2C marketing strategies from 2017 through present day. Ms. Zhang also founded Zoe Creation LLC in January 2019 to specialize in digital marketing, branding, graphic design, website design, and event planning. Ms. Zhang holds a Master of Science in Marketing – Customer Intelligence & Analytics from Pace University, New York.

The Board determined that both Mr. Chen and Ms. Zhang qualify as independent directors under the director independence standards set forth in the rules and regulations of the Securities and Exchange Commission (“SEC”) and the applicable listing standards of the Nasdaq Stock Market (“Nasdaq Rules”) and satisfy the financial literacy and other requirements for audit committee members under the rules and regulations of the SEC and applicable Nasdaq Rules. The Board also determined that they are an “outside director” under the requirements of Section 162(m) of the Internal Revenue Code of 1986 and a “non-employee director” as such term is defined by the rules and regulations of the SEC.

Mr. Chen and Ms. Zhang’s initial term shall be for one year or until the next annual meeting of shareholders and shall be paid an annual fee of $36,000 or the equivalent value in ordinary shares of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2020	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer